


06016435

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America


SEC MAIL
RECEIVED
PROCESSING
AUG 3 0 2006
WASH. D.C.
209
SECTION

23 August, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Director/PDMR Interests & other

- Interim Report & Accounts viewing – 23 August 2006
- Butterfield Trust – 18 August 2006

AA plc - Purchase of own shares to hold in treasury

- 24 August 2006
- 22 August 2006
- 21 August 2006
- 18 August 2006
- 17 August 2006

PROCESSED
SEP 0 6 2006
THOMSON
FINANCIAL

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 35 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 16 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 250,000 ordinary shares of Anglo American plc at prices between £23.35 and £23.66 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 23,346,189 ordinary shares, representing 1.54 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

17 August 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 17 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 550,000 ordinary shares of Anglo American plc at prices between £23.77 and £24.59 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 23,896,189 ordinary shares, representing 1.57 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Company Secretary

18 August 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 18 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 250,000 ordinary shares of Anglo American plc at prices between £23.84 and £24.31 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 24,146,189 ordinary shares, representing 1.59 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Company Secretary

21 August 2006

END.

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 22,854,702 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 August 2006	89,191
15 August 2006	28,848
16 August 2006	142,508
17 August 2006	157,986
18 August 2006	39,622

The Company was advised of these transactions on 18 August 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Andy Hodges
Deputy Secretary
18 August 2006

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 21 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 398,812 ordinary shares of Anglo American plc at prices between £23.20 and £24.01 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 24,545,001 ordinary shares, representing 1.62 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Company Secretary

22 August 2006

END.

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

Two copies of the Company's Interim Report and Accounts for the period ended 30 June 2006, have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7066 1000

N Jordan
Company Secretary
23 August 2006

End

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 23 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 26,922 ordinary shares of Anglo American plc at prices between £23.86 and £23.89 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 24,571,923 ordinary shares, representing 1.62 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary

24 August 2006

END.